October 10, 2018

John Poss
Chief Executive Officer
GB Sciences, Inc.
3550 W. Teco Avenue
Las Vegas, NV 89118

       Re: GB Sciences, Inc.
           Registration Statement on Form S-1
           Filed September 20, 2018
           File No. 333-227452

Dear Mr. Poss:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed September 20, 2018

Risk Factors
Risks Related to an Investment in our Securities
"We may issue additional shares of common stock in the future . . .", page 17

1. Please expand your disclosure in this risk factor to discuss the potential dilutive impact from exercise of the warrants overlying the Warrant Shares being registered.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 20

2. We note you disclose that you recorded gross profit for the twelve months ended March
 John Poss
FirstName LastNameJohn Poss
GB Sciences, Inc.
Comapany NameGB Sciences, Inc.
October 10, 2018
October 10, 2018 Page 2
Page 2
FirstName LastName
         31, 2018 and an increase in gross profit for the fiscal quarter ended June 30, 2018 due to your first harvesting of cannabis in May 2017 and subsequent harvests. Please expand this disclosure to provide a more robust explanation for the changes in revenue and cost of goods sold over these periods. Please ensure your revised disclosure specifies the amount of revenue attributable to cannabis sales related to your cultivation operations as compared to any other significant sources of revenue. In that regard, we note you disclose on pages 19 to 20 that you entered into an agreement with Kush Cups to produce and distribute cannabis-infused products on March 31, 2017 and that you entered into an agreement to produce cannabis-infused goods and other edibles on November 1, 2017. To the extent there were multiple factors driving material changes in your operating results, please quantify the impact of each factor. Refer to Item 303(a)(3)(i) of Regulation S-K.
Executive Compensation
Outstanding Equity Awards, page 41

3. Please update your outstanding equity awards table on page 41 as of March 31, 2018.
         Refer to Item 402(p) of Regulation S-K.
General

4. In an appropriate place in your prospectus, please clearly describe the material terms of the warrants overlying the Warrant Shares being registered, as well as the material terms of the transactions in which you issued these warrants. In that regard, we note your disclosure regarding various warrant issuances throughout your filing, including on pages
         25 to 26, 56, and 88. We also note your summary of warrant activity over the past two fiscal years on pages 80 to 81.
5. We note you are registering the resale of 10 million common shares which "will be issued to consultants in amounts as negotiated between [you] and the consultants." As it appears these shares were not outstanding on the date you filed your registration statement, please revise your registration statement to remove such shares or provide us with your legal analysis as to your ability to register them. For guidance, refer to Question 139.06 of the
         Division's Securities Act Sections Compliance and Disclosure Interpretations.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 John Poss
GB Sciences, Inc.
October 10, 2018
Page 3

       Please contact Parhaum J. Hamidi, Attorney-Adviser, at (202) 551-3421 or Karina V.
Dorin, Attorney-Adviser, at (202) 551-3763 with any questions.



FirstName LastNameJohn Poss                              Sincerely,
Comapany NameGB Sciences, Inc.
                                                         Division of
Corporation Finance
October 10, 2018 Page 3                                  Office of Natural
Resources
FirstName LastName